UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               Crescent Moon, Inc.
-------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, par value $.001
-------------------------------------------------------------------------
                         (Title of Class of Securities)


                             Common Stock: none
-------------------------------------------------------------------------
                                 (CUSIP Number)

					Daniel L. Hodges
				   1815 N. Placita Buendia
					Tucson, AZ  85749
                                (520) 731-9696
-------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                        June 6, 2000 and June 3, 2002
-------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(c), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Note).


                                  SCHEDULE 13D

CUSIP No.  Common Stock: None

1 NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO.
         OF PERSON
                                 Daniel L. Hodges

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                               (a) ___
                                                               (b) ___
3        SEC USE ONLY


4        SOURCE OF FUNDS                                           SC


5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                           ____

6        CITIZENSHIP OR PLACE OF ORGANIZATION
             United States

Number of            7. Sole Voting Power
Shares                50,000 Common Stock
Beneficially
Owned by
Each
Reporting
Person With
-------------------------------------------------------------------------
                     8. Shared Voting Power
                              0
-------------------------------------------------------------------------
                     9. Sole Dispositive Power

                         50,000 Common Stock
-------------------------------------------------------------------------
                     10. Shared Dispositive Power
                                0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                        50,000 Common Stock

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                         ______


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              3.4% Common Stock

14       TYPE OF REPORTING PERSON                                 IN


ITEM 1.  SECURITY AND ISSUER

          The titles of the classes of equity security to which this statement relates are Common Stock, par value $.001.

          The issuer of the securities is Crescent Moon, Inc. (the "Issuer")(formerly known as Cherokee Investment Inc.). The Issuer's principal executive offices are located at 2557 Cannan Road, Bloomfield, New York 14469.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) The name of the Reporting Person filing this statement is Daniel L. Hodges.

         (b) The address of the Reporting Person is 1815 N. Placita Buendia, Tucson, AZ 85749.

         (c) The Reporting Person is the former chairman and president of Cherokee Investments Inc., now known as Crescent Moon, Inc. The
Reporting person is currently employed as a Major in the Arizona Air National Guard.

         (d) The Reporting Person has not, during the past five years, been convicted in a criminal proceeding.

         (e) The Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a United States Citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The Reporting Person originally acquired 800,000 shares of Common Stock on November 4, 1997 from the Issuer in connection with the formation of the Issuer. On June 3, 2002, the Reporting Person returned 750,000 of his 800,000 shares of common stock back to the Issuer for cancellation.

ITEM 4.  PURPOSE OF TRANSACTION

	Upon the formation of the Issuer, then named Cherokee Investments Inc., (now known as Rochester Portable Specialties, Inc.), the Reporting Person received 800,000 common shares (giving effect for a 1000 to 1 forward split) of the Issuer on November 4, 1997, which then represented 80% of the issued and outstanding shares of Common Stock of the Issuer. The Issuer was formed by the Reporting Person specifically to be a "blank check" or "clean public shell" corporation, for the purpose of either merging with or acquiring an operating company with operating history and assets. See the Issuer's Form 10SB12G/A filed June 6, 2000. It was the Reporting Person's intention to sell all or a portion of his control position pursuant to a merger or acquisition by the Issuer.

Upon the acquisition by the Issuer of Rochester Portable Specialties, Inc. on June 3, 2002, the Reporting Person returned to the Issuer 750,000 of his 800,000 shares of common stock as required by the Acquisition Agreement entered into by and among the Issuer and Rochester Portable Specialties, Inc. In connection with the transaction, the Reporting Person resigned from his positions with the Issuer and became a minority shareholder of the Issuer, holding 50,000 shares (3.4%). The Reporting Person intends to dispose of his remaining holding in the event that such opportunity presents itself.

          Except as set forth in this Item 4, the Reporting Person has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) The Reporting Person beneficially owns 50,000 (3.4%) of the issued and outstanding shares of Common Stock of the Issuer.

(b) The Reporting Person has the sole power to vote and dispose of the 50,000 shares of common stock he owns.

(c) No transactions in the Common Stock have been effected during the past 60 days by the Reporting Person.

(d) No person is known to the Reporting Person to have any right to receive, or power to direct the receipt of, dividends from or the proceeds from the sale of any of the securities covered by this statement, except as provided herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      The Reporting Person has no contracts, arrangements, understandings or relationships required to be reported under this Item 6.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

--------- ------------------------------------- -------------------------
EXHIBIT NO. DESCRIPTION                           REFERENCE

--------- ------------------------------------- ------------------------
1           Form 10SB12G/A filed with the        Incorporated by
            Commission on June 6, 2000.            reference.
--------- ------------------------------------- -------------------------
2           Acquisition Agreement by and among   Incorporated by
            the Issuer and Rochester Portable    reference to Appendix A
            Specialties, Inc. dated May 6,       of Schedule 14C, filed
2002. with the Commission on
                                      May 14, 2002.
--------- ------------------------------------- -------------------------
3           Registration Statement on Form SB-2    Incorporated by
            filed with the Commission on September  reference.
            24, 2002, as amended February 5, 2003.
--------- ------------------------------------- -------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    05/20/03                                       /s/ Daniel L. Hodges
      Date                                             Daniel L. Hodges